SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under The Securities Exchange Act of 1934

                                (Amendment No. )


                         Emons Transportation Group Inc.
          ------------------------------------------------------------
                                (Name Of Issuer)

                                   Common Par
                         ------------------------------
                         (Title of Class of Securities)

                                    291575108
                           --------------------------
                                 (Cusip Number)


                      (Continued on the following page(s))

                                Page 1 of 6 Pages

CUSIP No.   291575108     13G      Page 2 of 6 Pages

Emons Transportation Group Inc.


1    NAME OF REPORTING PERSON
     S.S. OR I.R.S  IDENTIFICATION NO. OF ABOVE PERSON.
     The Chase Manhattan Corporation - CMC
     The Chase Manhattan Bank - CMB


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A)
                                                       (B)

3    SEC USE ONLY

4    CITIZENSHIP  OR PLACE OF  ORGANIZATION
     The Chase  Manhattan  Corporation - Delaware
     The Chase Manhattan Bank - New York

NUMBER         5    SOLE VOTING POWER
OF                  CMC    - 790,634
SHARES              CMB    - 790,634

BENEFICIALLY   6    SHARED VOTING POWER
OWNED BY            CMC    - None
                    CMB    - None

EACH           7    SOLE DISPOSITIVE POWER
REPORTING           CMC    - 790,703
PERSON              CMB    - 790,703

WITH           8    SHARED DISPOSITIVE POWER
                    CMC    - None
                    CMB    - None

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    CMC - 790,703
                    CMB - 790,703

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES *

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                    CMC - 12.966%
                    CMB - 12.966%

12   TYPE OF PERSON REPORTING*
                    CMC - HC
                    CMB - BK

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                                 Emons Transportation Group Inc.

Item 1(a). Name of Issuer:                   Emons Transportation Group Inc.

Item 1(b). Address of Issuer's:              96 South Geoge Street
           Offices                           York, Pa. 17401
                                             Mr. Robert Grossman
                                             Chmn and CEO

Item 2(a). Name of Person Filing:            This  notice  is filed by The Chase
                                             Manhattan Corporation (CMC) and its
                                             wholly owned subsidiary,  The Chase
                                             Manhattan Bank (CMB)

Item 2(b). Address of Principal Business     CMC: 270 Park Avenue
           Office:                                New York, NY 10017
                                             CMB: 270 Park Avenue
                                                  New York, NY 10017
Item 2(c). Citizenship:                      CMC - Delaware
                                             CMB - New York

Item 2(d). Title of Class of Securities:     Common Stock

Item 2(e). CUSIP Number:                     291575108

                         Emons Transportation Group Inc.


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

        (a) |_| Broker or dealer registered under Section 15 of the Act.

        (b) |X| Bank as defined in Section 3(a)(6) of the Act.

        (c) |_| Insurance Company as defined in Section 3(a)(19) of the Act.

        (d) |_| Investment Company registered under Section 8 of the Investment Company Act.

        (e) |_| Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940.

        (f) |_| Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see Section 240.13d-1(b)(1)(ii)(F)].

        (g) |X| Parent  Holding    Company,    in   accordance    with   Section
                240.13d-1(b)(ii)(G).

        (h) |_| Group, in accordance with Section 240.13d-1(ii)(H).

Item 4. Ownership:

        (a)     Amount Beneficially Owned:              CMC  -  790,703
                As of December 31, 1997                 CMB  -  790,703

        (b)     Percent of Class:                       CMC  -  12.966%
                                                        CMB  -  12.966%

        (c)     Number of shares as to which such person has:

          (i)   Sole power to vote or to direct the vote:

                            CMC     -  790,634
                            CMB     -  790,634

         (ii)   Shared power to vote or to direct the vote:

                            CMC    - None
                            CMB    - None

                         Emons Transportation Group Inc.

        (iii)    Sole  power  to  dispose  or  to  direct  the disposition of:

                            CMC - 790,703
                            CMB - 790,703

         (iv)    Shared  power  to  dispose  or to  direct  the disposition of:

                            CMC - None
                            CMB - None


Item 5. Ownership of Five Percent or Less of a Class:

        Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

        Securities  were  acquired  through  a  distribution   from  Chapter  11
        Bankruuptcy case of Emons Industies, Inc. Case # 84-B-10486BPA. The distribution consists of 382,063 shares common stock and 157,096 shares of preferred.

Item 7. Identification and Classification of the Subsidiary Which Holds the Security Being Reported on by the Parent Holding Company:

        Pursuant to Rule 13(d) - 1 (c): This notice is filed on behalf of both CMC and its subsidiary, CMB. In lieu of attaching an exhibit hereto, the identity of CMB is as set forth on the cover page hereof. CMB is classified as a Bank, as such term is defined in Section (3) (a) (6) of the Securities Exchange Act of 1934, as amended,

Item 8. Identification and Classification of Members of this Group:

        Not applicable.

Item 9. Notice of Dissolution of Group:

        Not applicable.

          Emons Transportation Group Inc.


Item 10.  Certification:

          By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and did not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature: After reasonable inquiry and to the best of my knowledge and belief,
           I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 12, 1998

The  Chase Manhattan Bank               THE CHASE MANHATTAN CORPORATION


/s/ Allan Nemethy                       /s/ Anthony J. Horan
-------------------------               ------------------------------
    Allan Nemethy                           Anthony J. Horan
    Compliance Officer                      Corporate Secretary


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